

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 13, 2017

Clyde A. Billings, Jr.
Senior Vice President, Assistant General Counsel
and Corporate Secretary
First Horizon National Corporation
165 Madison Street
Memphis, TN 38103

Re: First Horizon National Corporation
Registration Statement on Form S-4
Filed June 29, 2017
File No. 333-219052

Dear Mr. Billings:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services

cc: Mitchell S. Eitel, Esq.